Exhibit 99.2


                         APRIL 9, 1996 AMENDMENT TO THE
                         1984 CIRCUIT CITY STORES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                    AS AMENDED AND RESTATED FEBRUARY 10, 1995


RESOLVED, that Section 1 of the 1984 Circuit City Stores, Inc. Employee Stock Purchase Plan, as Amended and Restated February 10, 1995 (the "Plan"), be amended to allow the purchase of an additional 1,000,000 shares under the Plan, such amendment to be accomplished by deleting the first sentence of said Section 1 and replacing it with the following:

                  "The total number of shares of Common Stock may be purchased under the Plan shall be 5,500,000 subject to adjustment as provided in Section 11."